UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLUEROCK HOMES TRUST, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09631H100

(CUSIP Number)

October 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09631H100

1.	Name of Reporting Person Par Sanda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 66,120
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 66,120
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,282 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.85% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	350,162 shares of Class A common stock of the Issuer held by Sand Capital Associates, LLC may be deemed to be beneficially owned by Par Sanda.
(2)

Based on 3,835,013 shares of the Issuer’s Class A common stock outstanding reported in the Issuer’s Current Report on Form 8-K filed on October 6, 2022. The Issuer also has 8,489 shares of Class C common stock outstanding which are entitled to 50 votes per share.

CUSIP No. 09631H100

1.	Name of Reporting Person Sand Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 350,162
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 350,162
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,282(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.85% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	350,162 shares of Class A common stock of the Issuer held by Sand Capital Associates, LLC may be deemed to be beneficially owned by Par Sanda.
(2)

Based on 3,835,013 shares of the Issuer’s Class A common stock outstanding reported in the Issuer’s Current Report on Form 8-K filed on October 6, 2022. The Issuer also has 8,489 shares of Class C common stock outstanding which are entitled to 50 votes per share.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13G amends and supplements the statement on Schedule 13G originally filed on October 14, 2022 (as so amended, the “Original Schedule 13G”) with respect to the Class A common stock, par value $0.01 per share, of Bluerock Homes Trust, Inc. This Amendment No. 1 amends Item 4 in order to reflect the current beneficial ownership and the percentage of the Class A common stock beneficially owned by the Reporting Persons (as defined below). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13G. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13G.

Item 1.
	(a)	Name of Issuer: Bluerock Homes Trust, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1345 Avenue of the Americas – 32nd Floor New York, NY 10105

Item 2.
	(a)	Name of Person Filing: Par Sanda; Sand Capital Associates, LLC. (“Reporting Persons”) (1)

	(b)	Address of Principal Business Office or, if none, Residence Par Sanda 501 N. Birch Rd, Unit 3 Fort Lauderdale, FL 33304 Sand Capital Associates, LLC 501 N. Birch Rd, Unit 3 Fort Lauderdale, FL 33304

	(c)	Citizenship: Par Sanda United States of America Sand Capital Associates, LLC State of Florida, United States of America

	(d)	Title of Class of Securities: Class A Common Stock

	(e)	CUSIP Number: 09631H100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(1)

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned See the responses to Item 9 on the attached cover pages.

	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

	(c)	Number of shares as to which the person has

		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2022

SAND CAPITAL ASSOCIATES, LLC

/s/ Par Sanda
By:	Par Sanda
Its:	Authorized Member

PAR SANDA, Individual

/s/ Par Sanda